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Filed by WellPoint Health Networks Inc.
pursuant to Rule 425 of the Securities
Act of 1933 and deemed filed pursuant
to Rule 14a-12 of the Securities
Exchange Act of 1934

Subject Company: WellPoint Health Networks Inc.
Commission File No.: 1-13083

        This filing contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

        This filing may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem's Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding Anthem's participants and their interests in the solicitation. Information concerning WellPoint's participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

news release

Anthem and WellPoint to Merge

Combination Will Create Nation's Leading Health Benefits Company

        Indianapolis, IN and Thousand Oaks, CA—October 27, 2003—Anthem, Inc. (NYSE: ATH) and WellPoint Health Networks Inc. (NYSE: WLP), today announced that they have signed a definitive merger agreement that will create the nation's leading health benefits company. The combined company will serve nearly 26 million medical members, and operate as a Blue Cross or Blue Cross Blue Shield licensee in 13 states.

        Under the terms of the agreement, WellPoint's shareholders will receive $23.80 in cash and one share of Anthem common stock per WellPoint share. The total value of the transaction is approximately $16.4 billion based on Anthem's October 24, 2003 closing stock price. The merger is expected to close by mid-2004, subject to regulatory and shareholder approvals.

Benefits of Affiliation

        "Today marks an historic event for both of our companies. This strategic merger combines the operational, financial and human resources of two great companies and positions the enterprise as a leader in the health benefits industry, a testament to the value and strength of the Blue Cross Blue Shield brand," said Larry Glasscock, chairman, president and chief executive officer of Anthem. "Bringing together the long-held traditions of customer focus and operational excellence from each company provides an opportunity to create an even stronger organization that will provide the very best in products, services and information to our members and the health care professionals who serve them."

        "Advancing medical technology, the Baby Boomer generation and expanding consumer expectations continue to strain the American health care system," said Leonard Schaeffer, chairman and chief executive officer of WellPoint. "We want to take the lead in addressing these challenges. This merger creates the nation's leading health benefits company with an outstanding opportunity to set the industry standard and better serve our members, employer groups, physicians and hospitals, agents and brokers, and our communities."

        "Our vision is to redefine the industry by providing more value to our constituents through innovative, choice-based products, significant service enhancements, simplified transactions, and better access to information for quality care," added Schaeffer.

        Glasscock further commented, "This affiliation creates additional opportunities for both companies to expand collaborative reimbursement programs that reward physicians and hospitals for clinical quality. The associates of our combined company will also be given tremendous opportunities for personal growth and development across a much larger organization."

        "Additionally, both companies have demonstrated a strong history of community involvement and commitment to charitable causes and public health initiatives. The combined company will continue to build on those traditions in the communities where we live and work," added Glasscock.

        Both Glasscock and Schaeffer emphasized that through this affiliation, customers, providers, shareholders, and associates would benefit from:

  •
  Complementary cultures centered on anticipating customer needs and providing quality service;

  •
  Strong, collaborative relationships with customers, providers and regulators;

  •
  Combined size and scale that creates the leading company in the health benefits industry;

  •
  Expanded geographical diversity with a local focus and national reach;

  •
  Significant growth opportunities in regional and national markets; and

  •
  Substantial opportunities for operational synergies and cost savings that will contribute to keeping premiums affordable for customers.

        This transaction is expected to be modestly dilutive to 2004 earnings per share and accretive thereafter. At least $50 million pre-tax synergies are expected to be realized in 2004 and approximately $175 million in 2005, with annual pre-tax synergies of at least $250 million expected to be fully realized on an annual basis by 2006.

New Organization

        The combined company's name will be WellPoint, Inc. The corporate headquarters will be located in Indianapolis, Indiana.

        After the closing, the Board of Directors of the combined company will include 12 members from Anthem's Board and 8 members from WellPoint's Board. Leonard Schaeffer will serve as Chairman of the Board. Larry Glasscock will be President and Chief Executive Officer of the combined company. WellPoint's Chief Financial Officer, David Colby, will be Executive Vice President and Chief Financial Officer. Michael Smith, Anthem's current Executive Vice President and Chief Financial Officer, will co-chair the merger transition and integration team along with Alice Rosenblatt, WellPoint's Executive Vice President, Integration Planning/Implementation and Chief Actuary. Upon completion of this assignment, Michael Smith will retire in accordance with his previously announced plans.

        Both WellPoint and Anthem have established a regional operating model that emphasizes local decision-making. The combined company will remain committed to a regional structure with the current regional leaders participating in the integration process to ensure that best practices and operational synergies are realized across all geographic markets. To assure continuity of leadership, the Presidents of WellPoint's Blue Plans will be asked to continue in their current roles.

        The local Blue branded businesses will continue to operate in their markets under current brand names. The combined company will also continue to use the UNICARE and HealthLink brands.

Company Facts

	Anthem	WellPoint*	Combined
As of Sept. 30, 2003
Medical Membership	12 million	14 million	26 million
Employees	20,000	20,000	40,000
Assets	$13.2 billion	$13.9 billion	$27.1 billion
Last 12 Months Ended Sept. 30, 2003
Revenues	$16.5 billion	$19.4 billion	$35.9 billion
Net Income	$737.4 million	$843.7 million	$1.6 billion

*
Includes no income statement impact associated with the September 24, 2003 acquisition of Cobalt and does not include BlueCard host membership for WellPoint.

Conference Call and Webcast

        Anthem and WellPoint will host a joint conference call and webcast today at 8:00 am Eastern Standard Time (EST) to discuss their definitive merger agreement and their respective third quarter earnings results. The conference call can be accessed by dialing 800-289-0494 (International 913-981-5520). No pass-code is required. The webcast and presentation slides can be accessed at

Anthem's web site, www.anthem.com, or WellPoint's web site, www.wellpoint.com under Investor Relations. Please visit the website or dial in at least 15 minutes in advance. A replay of the call will be available after 10:30 a.m. EST on October 27, 2003 until the end of the day on November 10, 2003 by dialing 888-203-1112 (International 719-457-0820), pass-code 727923.

        Please note that the previously scheduled conference calls for October 28, 2003 and October 29, 2003 for WellPoint and Anthem, respectively, have been cancelled due to the distribution of this press release and today's conference call.

Contacts:	Anthem	WellPoint
	Investor Relations Tami Durle, 317-488-6390	Investor Relations John Cygul, 805-557-6789
	Media Ed West, 317-488-6100	Media Ken Ferber, 805-557-6794

About Anthem

        Anthem, Inc. is an Indiana-domiciled publicly traded company that, through its subsidiary companies, provides health care benefits to more than 11.8 million people and specialty benefits to 12.1 million people. Anthem is the fifth largest publicly traded health benefits company in the United States and an independent licensee of the Blue Cross Blue Shield Association. Anthem is the Blue Cross and Blue Shield licensee for Indiana, Kentucky, Ohio, Connecticut, New Hampshire, Colorado, Nevada, Maine and Virginia, excluding the immediate suburbs of Washington, D.C. Anthem had assets of $13.2 billion as of September 30, 2003 and full year 2002 revenue of $13.3 billion. More information about Anthem is available at www.anthem.com.

About WellPoint

        WellPoint serves the health care needs of more than 14 million medical members and more than 44 million specialty members nationwide through Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri, Blue Cross & Blue Shield United of Wisconsin, HealthLink and UNICARE. Visit WellPoint on the Web at www.wellpoint.com. Blue Cross of California, Blue Cross and Blue Shield of Georgia, Blue Cross and Blue Shield of Missouri and Blue Cross & Blue Shield United of Wisconsin are independent licensees of the Blue Cross and Blue Shield Association.

Safe Harbor Statement Under the
Private Securities Litigation Reform Act of 1995

        This press release contains certain forward-looking information about Anthem, Inc. ("Anthem"), WellPoint Health Networks Inc. ("WellPoint") and the combined company after completion of the transactions that are intended to be covered by the safe harbor for "forward-looking statements" provided by the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts. Words such as "expect(s)", "feel(s)", "believe(s)", "will", "may", "anticipate(s)" and similar expressions are intended to identify forward-looking statements. These statements include, but are not limited to, financial projections and estimates and their underlying assumptions; statements regarding plans, objectives and expectations with respect to future operations, products and services; and statements regarding future performance. Such statements are subject to certain risks and uncertainties, many of which are difficult to predict and generally beyond the control of Anthem and WellPoint, that could cause actual results to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include: those discussed and identified in public filings with the U.S. Securities and Exchange Commission ("SEC") made by Anthem and WellPoint; trends in health care costs and utilization rates; our ability to secure sufficient premium rate increases; competitor pricing below market trends of increasing costs; increased government regulation of health benefits and managed care; significant acquisitions or divestitures by major competitors; introduction and utilization of new prescription drugs and technology; a downgrade in our financial strength ratings; litigation targeted at health benefits companies; our ability to contract with providers consistent with past practice; our ability to consummate Anthem's merger with WellPoint, to achieve expected synergies and operating efficiencies in the merger within the expected time-frames or at all and to successfully integrate our operations; such integration may be more difficult, time-consuming or costly than expected; revenues following the transaction may be lower than expected; operating costs, customer loss and business disruption, including, without limitation, difficulties in maintaining relationships with employees, customers, clients or suppliers, may be greater than expected following the transaction; the regulatory approvals required for the transaction may not be obtained on the terms expected or on the anticipated schedule; our ability to meet expectations regarding the timing, completion and accounting and tax treatments of the transaction and the value of the transaction consideration; future bio-terrorist activity or other potential public health epidemics; and general economic downturns. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof. Neither Anthem nor WellPoint undertakes any obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. Readers are also urged to carefully review and consider the various disclosures in Anthem's and WellPoint's various SEC reports, including but not limited to Annual Reports on Form 10-K for the year ended December 31, 2002 and Quarterly Reports on Form 10-Q for the reporting periods of 2003.

Additional Information and Where to Find It

        This press release may be deemed to be solicitation material in respect of the proposed merger of Anthem and WellPoint. In connection with the proposed transaction, a registration statement on Form S-4 will be filed with the SEC. SHAREHOLDERS OF ANTHEM AND STOCKHOLDERS OF WELLPOINT ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING THE JOINT PROXY STATEMENT/PROSPECTUS THAT WILL BE PART OF THE REGISTRATION STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER. The final joint proxy statement/prospectus will be mailed to shareholders of Anthem and stockholders of WellPoint. Investors and security holders will be able to obtain the documents free of charge at the SEC's web site, www.sec.gov, from Anthem Investor Relations at 120 Monument Circle, Indianapolis, IN 46204-4903, or from WellPoint Investor Relations at 1 WellPoint Way, Thousand Oaks, CA 91362.

Participants in Solicitation

        Anthem, WellPoint and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Anthem's Current Report on Form 8-K, to be filed with the SEC on October 27, 2003, will contain information regarding Anthem's participants and their interests in the solicitation. Information concerning WellPoint's participants is set forth in the proxy statement, dated March 31, 2003, for Wellpoint's 2003 annual meeting of stockholders as filed with the SEC on Schedule 14A. Additional information regarding the interests of Anthem's and WellPoint's participants in the solicitation of proxies in respect of the proposed transaction will be included in the registration statement and joint proxy statement/prospectus to be filed with the SEC.

QuickLinks

Anthem and WellPoint to Merge Combination Will Create Nation's Leading Health Benefits Company
Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995
Additional Information and Where to Find It
Participants in Solicitation